

August 26, 2013

Via E-mail
Mr. Michael Ge Xu
Chief Financial Officer
Youku Tudou Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080 PRC

> **Re: Youku Toudu Inc.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 001-34977**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and financial review and prospects, page 72

Net Revenues, page 72

Brand Advertising, page 73

1.   Please clarify for us what you mean in the fourth sentence, 'Our share of their revenues is contractually negotiated and varies depending on calculations that take into account the amount of user traffic and the number of user clicks on these advertisements that appear on our website.'

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010, 2011 and 2012, page F-9

Capitalized content production costs, page F-16

Non-episodic film costs, page F-16

2.   We note on page 41 that you have built an extensive and comprehensive online video content library. Tell us where and the amount reported in the balance sheet, along with the capitalized content production costs and non-episodic film costs.

Revenue from online advertising services, page F-19

3.   Please tell us in detail of the nature and types of advertising arrangements you enter into where revenue is contingent upon the delivery of undelivered items and that you recognize revenue ratably over the performance period of the last deliverable in the arrangement.

Concentration of credit risks, page F-22

4.   Please include a note to the financial statements for short-term investments, which account for approximately 20% of your total assets. Disclose security classification and type based on the guidance in ASC 320. For each security type, please provide the disclosures required under ASC 820-10-50-2.

6. Intangible Assets, Net, page F-29

5.   Tell us how you concluded that Domain name, trademarks, and Online Video license are deemed to have indefinite lives. In this regard, we note your disclosure on pages 55-57 that your trademarks and permits have finite lives. Refer to ASC 350-30-50-2(b)-(c). Also, tell us the carrying amount of each component.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at 202-551-3436 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director